UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Alstadt             Raymond H.
   One Magnum Pass
   P. O. Box 81250
   Mobile, AL  36689-1250
2. Date of Event Requiring Statement (Month/Day/Year)
   10/01/96
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   QMS, Inc. (AQM)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Products and
   Technology
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 160 (1)             D
Common Stock                                                 963                 I   401(k) Plan

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right   (2)       07/25/00  Common Stock                 5,000      $17.8750   D
to buy)
Incentive Stock Option (right   (2)       11/12/02  Common Stock                 2,000      $8.8750    D
to buy)
Incentive Stock Option (right   (3)       01/25/04  Common Stock                 1,200      $8.7500    D
to buy)
Incentive Stock Option (right   (3)       04/26/04  Common Stock                 1,800      $7.7500    D
to buy)
Incentive Stock Option (right   (3)       01/24/05  Common Stock                 3,500      $8.8750    D
to buy)
Incentive Stock Option (right   (3)       01/23/06  Common Stock                 7,000      $5.6250    D
to buy)

Explanation of Responses:

(1)
Of the 160 shares, 100 shares are held jointly with his father, Harold E. Alstadt. The remaining 60 shares were acquired during the fiscal year through participation in the issuer's qualified Employee Stock Purchase Plan.
(2)
These options were granted to reporting person under the QMS, Inc. 1987 Stock Option Plan in transaction exempt under Old Rule
16b-3.  The option becomes exercisable in 20% annual increments beginning one year from date of grant or sooner in the event of certain change of control events.  The expiration date is as indicated or sooner in the event of termination of employment prior to
(3)
These options were granted to the reporting person under the QMS, Inc. 1987 Stock Option Plan in a transaction exempt under new
Rule 16b-3. The options become exercisable in 20% annual increments beginning on the date of grant or sooner in the event of certain change in control events. The expiration date is as indicated or sooner in the event of termination of employment prior to

SIGNATURE OF REPORTING PERSON
/S/ Alstadt             Raymond H.
DATE